MEMORANDUM

To:	Securities and Exchange Commission
From:	American Railcar Industries, Inc. (“ARI,” “we,” “us” or the “Company”)
Date:	January 13, 2006
RE:	Supplemental response to the comment letter of the Securities and Exchange Commission staff dated January 9, 2006, with respect to the Registration Statement on Form S-1 regarding American Railcar Industries, Inc. filed on January 4, 2006, file no. 333-130284.

     The following supplemental response addresses comment No. 1 included in the January 9, 2006 letter of the Securities and Exchange Commission’s staff. For convenience, this response is immediately preceded by comment No. 1 included in the letter of the Securities and Exchange Commission’s staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Registration Statement.
Dilution, page 45
1. SEC COMMENT:             Reference is made to the paragraph beginning with the sentence “An increase (or decrease) from the assumed initial public offering price from the assumed initial public offering price of $17.00 per share by $1.00 would increase (or decrease)...” on page 46 in which you indicate that the average price per share paid by all shareholders would increase (or decrease) by $.93. We are unable to determine how you calculated the impact on the average price per share paid by all shareholders in the event of a $1 per share change in the public offering price. In this regard, please tell us how you have calculated this amount and provide us with your supporting calculation(s).

COMPANY RESPONSE:	As discussed with the staff telephonically on January 13, 2006, the Company will remove the paragraph referenced in the staff’s comment in its final prospectus.
[Signature Page follows]

Very truly yours,

American Railcar Industries, Inc.

/s/ William P. Benac
William P. Benac
Senior Vice President and Chief Financial Officer